(m)(3)(i)

AMENDED SCHEDULE 1

with respect to the

AMENDED AND RESTATED
 DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.
CLASS C SHARES

Series	Maximum Combined Service and Distribution Fees
(as a percentage of average daily net assets)

ING Alternative Beta Fund	1.00%
ING Capital Allocation Fund	1.00%
ING Core Equity Research Fund	1.00%
ING Corporate Leaders 100 Fund	1.00%
ING Global Target Payment Fund	1.00%
ING Small Company Fund	1.00%

Date last updated:  December 15, 2010